03 JUL -8 AM 7:21



DHL

82-3733

2nd July 2003

BP/AD-M1/ 644

The Stock Exchange
Rotunda Building
Dalal Street
Mumbai 400 001

SUPPL



03024333

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 22nd July 2003 to consider and take on record the unaudited financial results (provisional) for the quarter ended 30th June 2003.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 7/9